July 8, 2019

Zhou Pengwu
Chief Executive Officer
Aesthetic Medical International Holdings Group Ltd.
1122 Nanshan Boulevard
Nanshan District, Shenzhen
Guangdong Province, China 518052

       Re: Aesthetic Medical International Holdings Group Ltd.
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted May 30, 2019
           CIK No. 0001757143

Dear Dr. Pengwu:

       We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Recent developments, page 7

1. We note your disclosure of estimated preliminary results for the three months ended
       March 31, 2019, and specifically, your reference to revenue growth. Please revise these recent development disclosures to include a balanced discussion of both revenues and a measure of income, such as net income/loss.

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding
 Zhou Pengwu
Aesthetic Medical International Holdings Group Ltd.
July 8, 2019
Page 2

comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-
3257 with any other questions.



FirstName LastNameZhou Pengwu                         Sincerely,
Comapany NameAesthetic Medical International Holdings Group Ltd.
                                                      Division of Corporation
Finance
July 8, 2019 Page 2                                   Office of
Telecommunications
FirstName LastName